Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE SECOND QUARTER OF 2019

September 17, 2019, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) (“DryShips” or the “Company”), a diversified owner and operator of ocean going cargo vessels, and through the acquisition of Heidmar Inc. (“Heidmar”), a global tanker pool operator, today announced its unaudited financial and operating results for the quarter ended June 30, 2019.
Second Quarter 2019 Financial Highlights

-	For the second quarter of 2019, the Company reported net loss of $12.7 million, or $0.15 basic and diluted losses per share.
-	Included in the second quarter of 2019 results are the following:
➢	Vessel dry-docking costs of $5.7 million, or $0.07 per share
➢	Vessel impairments of $1.5 million, or $0.02 per share
Excluding the above, the Company’s net results would have amounted to a net loss of $5.5 million, or $0.06 per share.

-	The Company reported Adjusted EBITDA of $6.4 million for the second quarter of 2019. (1)

Other Developments

•	Future Proofing of the Company’s fleet – Update

Further to the Company’s plan to future proof its fleet, as of September 17, 2019, we have completed the dry-docking, installation of ballast water treatment systems (“BWTS”) and scrubbers on 7 vessels, incurring approximately $26.1 million of total costs and 300 off-hire days. For the balance of 2019 and the full year 2020, we expect to continue to execute our plan to upgrade additional vessels and we expect to incur approximately 843 off-hire days for a total estimated cost of $65.8 million.

In connection with the installation of scrubbers on our vessels we have entered into agreements, directly or indirectly, with internationally recognized financial institutions and/or export credit agencies to borrow up to $36.4 million to partly finance such installations. The loans have not yet been drawn and they are guaranteed by entities that may be deemed to be affiliated with our Chairman and CEO, Mr. George Economou.

•	Pending Merger with SPII

As previously announced, on August 18, 2019 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, SPII Holdings Inc. (“SPII”), a company that may be deemed to be beneficially owned by the Company’s Chairman and Chief Executive Officer, Mr. George Economou, and Sileo Acquisitions Inc., (“Merger Sub”) a wholly owned subsidiary of SPII. Pursuant to the Merger Agreement Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation after the merger and a wholly owned subsidiary of SPII (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each share  of the Company Common Stock that is issued and outstanding immediately prior to the effective time (other than shares of Company Common Stock held by SPII or any subsidiary of either SPII or the Company) will be automatically converted into the right to receive the merger consideration of  $5.25 per share in cash, without interest and less any required withholding taxes. The Company has called a special meeting of its shareholders (the “Special Meeting”) to be held on October 9, 2019, at 4 p.m., local time, at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece. At the Special Meeting, shareholders will be asked to consider and vote on a proposal to authorize and approve the Merger Agreement. Only shareholders of record as of the close of business on August 30, 2019, which has been fixed as the record date for the Special Meeting, will be entitled to vote at the Special Meeting. The merger is also subject to the satisfaction or waiver of other customary closing conditions but not to any financing condition. The merger is expected to close in the fourth quarter of 2019. Refer to the Transaction Statement on Schedule 13E-3 and the proxy statement, dated September 9, 2019, attached thereto, as filed by the Company with the U.S. Securities and Exchange Commission on September 9, 2019 for additional information on the Merger.

(1)    Adjusted EBITDA is a non-U.S. GAAP measure; please see later in this press release for reconciliation to net income/ (loss).

Fleet List
The table below describes the Company’s fleet as of September 17, 2019:

	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Newcastlemax:
Bacon*	2013	205,170	Spot	N/A	N/A
Conquistador*	2016	209,090	T/C Index Linked	N/A	N/A
Huahine	2013	206,037	T/C Index Linked	Sep-19	Oct-19
Judd	2015	205,796	T/C Index Linked	Sep-19	Oct-19
Marini*	2014	205,854	T/C Index Linked	Oct-19	Dec-19
Morandi	2013	205,854	T/C Index Linked	Sep-19	Sep-19
Netadola*	2017	208,998	T/C Index Linked	N/A	N/A
Pink Sands*	2016	208,931	T/C Index Linked	N/A	N/A
Xanadu*	2017	208,827	T/C Index Linked	N/A	N/A

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Panamax:
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Spot	N/A	N/A
Samsara**	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Botafogo	2010	106,892	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A
Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

* The vessel is time chartered by TMS Dry Ltd., an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

** The vessel is time chartered by Cecilia Shipholdings Limited, an entity that may be deemed to be beneficially owned by our Company’s Chairman and CEO.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019
Average number of vessels(1)	20.9	19.4	21.0	19.2
Total voyage days for vessels(2)	1,850	1,524	3,740	3,233
Total calendar days for vessels(3)	1,903	1,765	3,793	3,475
Fleet utilization(4)	97.2%	86.3%	98.6%	93.0%
Time charter equivalent(5)	$11,246	$9,535	$11,281	$9,778
Vessel operating expenses (daily)(6)	$7,543	$8,786	$6,841	$7,216

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019
Average number of vessels(1)	4.3	6.0	4.1	6.0
Total voyage days for vessels(2)	387	546	747	1,086
Total calendar days for vessels(3)	387	546	747	1,086
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$15,116	$23,767	$17,333	$26,217
Vessel operating expenses (daily)(6)	$7,674	$7,480	$7,764	$7,179

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for vessels are the total days the vessels were in the Company’s possession for the relevant period net of off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(3) Total calendar days are the total number of days the vessels were in the Company’s possession for the relevant period including off-hire days associated with drydockings or special or intermediate surveys and laid-up days.
(4) Fleet utilization is the percentage of time that the Company’s vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company’s vessels, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs including dry-docking costs, is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019
Voyage revenues	$22,053	$17,034	$45,329	$36,245
Voyage expenses	(1,248)	(2,503)	(3,139)	(4,634)
Time charter equivalent revenues	$20,805	$14,531	$42,190	$31,611
Total voyage days for fleet	1,850	1,524	3,740	3,233
Time charter equivalent (TCE)	$11,246	$9,535	$11,281	$9,778

Tanker	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019
Voyage revenues	$9,990	$20,912	$21,147	$44,781
Voyage expenses	(4,140)	(7,935)	(8,199)	(16,309)
Time charter equivalent revenues	$5,850	$12,977	$12,948	$28,472
Total voyage days for fleet	387	546	747	1,086
Time charter equivalent (TCE)	$15,116	$23,767	$17,333	$26,217

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2019	2018	2019

REVENUES:
Voyage, time charter revenues and services revenue	$42,633	$40,495	$87,359	$83,575
	42,633	40,495	87,359	83,575

EXPENSES:
Voyage expenses	5,811	10,438	12,169	20,943
Vessel operating expenses	20,560	21,083	38,660	34,486
Depreciation and amortization	7,156	7,783	13,974	15,120
Impairment loss,(gain)/loss from sale of vessel	(5,109)	1,454	(5,109)	1,454
General and administrative expenses	7,612	8,365	14,781	15,185
Other, net	(347)	(55)	(365)	70

Operating income/(loss)	6,950	(8,573)	13,249	(3,683)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(3,915)	(4,062)	(8,805)	(7,730)
Other, net	214	(90)	31	139
Total other expenses, net	(3,701)	(4,152)	(8,774)	(7,591)

Net income/(loss)	3,249	(12,725)	4,475	(11,274)

Net income/(loss) attributable to DryShips Inc. common stockholders	3,249	(12,725)	4,475	(11,274)
Earnings/(Losses) per common share, basic and diluted	$0.03	$(0.15)	$0.04	$(0.13)
Weighted average number of shares, basic and diluted	100,581,638	86,886,627	102,123,365	86,893,214

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2018	June 30, 2019

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$156,881	$122,257
Other current and non-current assets	99,092	151,006
Fixed assets, net	755,332	793,404
Total assets	1,011,305	1,066,667

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt and finance lease liabilities	362,047	371,831
Total other current and non-current liabilities	11,529	70,414
Total stockholders’ equity	637,729	624,422
Total liabilities and stockholders’ equity	$1,011,305	$1,066,667

SHARE COUNT DATA
Common stock issued	104,274,708	104,274,708
Less: Treasury stock	(17,042,680)	(17,388,081)
Common stock issued and outstanding	87,232,028	86,886,627

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessels sales and impairments and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, and the Company’s calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company’s lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
The following table reconciles net income / (loss) to Adjusted EBITDA:
(U.S. Dollars in thousands)	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019

Net income/(loss) attributable to Dryships Inc	$3,249	$(12,725)	$4,475	$(11,274)

Add: Net interest expense	3,915	4,062	8,805	7,730
Add: Depreciation and amortization	7,156	7,783	13,974	15,120
Add: Dry-dockings and class survey costs	3,310	5,737	3,699	6,412
Add: Impairment loss, (gain)/loss from sale of vessel	(5,109)	1,454	(5,109)	1,454
Add: Write-off of capitalized expenses	470	-	470	-
Add: Income taxes	2	73	2	74
Adjusted EBITDA	$12,993	$6,384	$26,316	$19,516

About DryShips Inc.

The Company is a diversified owner and operator of ocean-going cargo vessels that operate worldwide through three segments: drybulk, offshore support and tanker. In addition, DryShips owns 100% of Heidmar, a leading commercial tanker pool operator.  As of September 17, 2019, the Company operates a fleet of 32 vessels comprising of (i) 9 Newcastlemax drybulk vessels; (ii) 5 Kamsarmax drybulk vessels; (iii) 6 Panamax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Suezmax tankers; (vi) 3 Aframax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

For more information about DryShips, please visit www.dryships.com.

For more information about Heidmar, please visit www.heidmar.com.

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the conditions to the completion of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders, not being satisfied, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Comany’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. Additionally, actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to obtain the requisite shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the transaction, and the amount of the costs, fees, and expenses and charges related to the transaction.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F. The statements in this news release speak only as of the date of this release and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com